August 31, 2010

Securities and Exchange Commission
Washington, DC  20549
Attention:  John Reynolds, Assistant Director

Re:          Carter’s, Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 2, 2010
File No. 001-31829

Dear Mr. Reynolds:

This letter is in response to the letter (the "Comment Letter") dated August 10, 2010, from you on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") to Mr. Michael D. Casey, Chairman and Chief Executive Officer of Carter's, Inc. (the "Company"), with respect to the above-referenced filing.

The Company respectfully submits the following information in response to the Comment Letter.

Comment:

Item 1A.  Risk Factors, Page 13

1.           We note your disclosure on page seven (7) in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

At the February 2010 meeting of the Compensation Committee (the "Committee") of the Company's Board of Directors, the Company's General Counsel briefed the Committee on the new requirements in Item 402(s) of Regulation S-K, notably, to include narrative disclosure of the Company's compensation policies and practices as they relate to the Company's risk management to the extent that risks arising from the Company's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  In doing so, the Committee considered whether the Company's compensation policies and practices encourage unnecessary or excessive risk, taking into account the following:

•
the mix of long-term equity compensation and significant base salary provided to the executive officers and other key employees, which offset incentives to take short-term risks to enhance annual performance bonus compensation;

•	the high proportion of base salary to overall cash compensation for employees of the Company;

•
the discretionary authority of the Committee, in the case of executive officers, and supervisors, in the case of other participants in the Company's two bonus plans, to reduce bonus compensation notwithstanding the achievement of predetermined financial targets;

•	the Company's current policy and practice of using time-based vesting for the Company's equity compensation, further aligning long-term compensation with the long-term value of the Company's stock;

•
the Company's policies to encourage long-term equity ownership (e.g., the Company has a (i) policy to require (with limited exceptions) that restricted stock granted to executive officers after January 1, 2009 be held for four years from the date of grant prior to sale notwithstanding whether such stock has vested, and that stock acquired, upon the exercise of vested options granted after January 1, 2009, by executive officers be held for at least one year from the date of vesting, and (ii) a policy establishing minimum ownership guidelines for senior employees); and

•
the Company's bonus targets for its general corporate bonus plan having been based largely on earnings-related targets that take into account the overall impact of related actions on the Company's operating results (a significant portion of its other bonus plan for wholesale sales personnel is also based on the same earnings-related targets).

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

Please direct any questions, comments and advice to me at (404) 745-2957.

Sincerely,

/s/ Brendan M. Gibbons

Brendan M. Gibbons
Senior Vice President of Legal & Corporate Affairs,
General Counsel, and Secretary

cc:           Blaise Rhodes, SEC
Angela Halac, SEC
Susann Reilly, SEC
Michael D. Casey, Chairman & Chief Executive Officer